January 10, 2008
Via Facsimile and EDGAR Correspondence
LaTonya Reynolds
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Acceleration of Effective Date Local.com Corporation Form S-3/A No.1, Filed January 10, 2008 File No. 333-147494
Dear Sirs:
     Local.com Corporation (“Company”) acknowledges that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LOCAL.COM CORPORATION
By:	/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer

One Technology Drive, Building G Irvine, CA 92618 Tel 949.784.0800 Fax 949.784.0880 www.local.com